UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

FOR THE TRANSITION PERIOD FROM                      TO

COMMISSION FILE NUMBER 1-12001

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

(Title of Plan)

ALLEGHENY TECHNOLOGIES INCORPORATED

(Name of Issuer of securities held pursuant to the Plan)

1000 Six PPG Place, Pittsburgh, Pennsylvania 15222-5479

(Address of Plan and principal executive offices of Issuer)

Audited Financial Statements and Supplemental Schedule
Allegheny Technologies Retirement Savings Plan
Years Ended December 31, 2009 and 2008
With Report of Independent Registered Public Accounting Firm

Allegheny Technologies Retirement Savings Plan
Audited Financial Statements
and Supplemental Schedule
Years Ended December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm
Allegheny Technologies Incorporated
We have audited the accompanying statements of net assets available for benefits of the Allegheny Technologies Retirement Savings Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
June 25, 2010

Allegheny Technologies Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2009	2008
|	|
Investments at fair value:
Interest in synthetic investment contracts	$96,691,920	$96,180,452
Interest in registered investment companies	86,510,639	61,373,681
Interest in common collective trusts	58,703,216	42,464,847
Corporate common stocks	24,860,857	11,495,186
Interest-bearing cash and cash equivalents	10,446,108	8,425,077
Participant loans	3,472,651	2,929,458

Total investments at fair value	280,685,391	222,868,701

Contributions receivable	9,136	11,976

Net assets available reflecting investments at fair value	280,694,527	222,880,677
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,008,884)	6,255,302

Net assets available for benefits	$279,685,643	$229,135,979

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2009	2008
|	|
Contributions:
Employer	$8,086,315	$7,510,149
Employee	7,336,340	8,198,779
Rollovers	351,778	—

Total contributions	15,774,433	15,708,928

Investment income (loss):
Net gain (loss) from interest in registered investment companies	20,857,133	(36,770,096)
Net gain (loss) on corporate common stocks	10,684,342	(19,898,808)
Net gain (loss) from interest in common collective trusts	10,531,685	(16,608,717)
Interest income	1,563,381	2,075,480
Dividend income	124	44
Other	3,254,827	2,878,023
Total investment income (loss)	46,891,492	(68,324,074)
	62,665,925	(52,615,146)

Distributions to participants	(11,404,618)	(16,421,872)
Administrative expenses and other, net	(711,643)	(4,335)

	(12,116,261)	(16,426,207)

Net increase (decrease) in net assets available for benefits	50,549,664	(69,041,353)
Net assets available for benefits at beginning of year	229,135,979	298,177,332

Net assets available for benefits at end of year	$279,685,643	$229,135,979

See accompanying notes.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements
1. Significant Accounting Policies
Use of Estimates and Basis of Accounting
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements are prepared under the accrual basis of accounting.
Investment Valuation
Investments are reported at fair value. Fully benefit-responsive investment contracts held by a defined contribution plan are reported at fair value in the Plan’s statement of net assets available for benefits with a corresponding adjustment to reflect these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.
Recent Accounting Pronouncements
In September 2009, the Financial Accounting Standards Board (FASB) issued changes to disclosure requirements to allow entities to use net asset value (NAV) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable market value and the NAV is calculated in a manner consistent with investment company accounting. The adoption of these changes did not have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
In January 2010, the FASB issued changes to disclosure requirements for fair value measurements, including the amount of transfers between Levels 1 and 2 of the fair value hierarchy, the reasons for transfers in or out of Level 3 of the fair value hierarchy, and activity for recurring Level 3 measures. In addition, the changes clarify certain disclosure requirements related to the level at which fair value disclosures should be disaggregated with separate disclosures of purchases, sales, issuances and settlements, and the requirement to provide disclosures about valuation techniques and inputs used in determining the fair value of assets or liabilities classified as Levels 2 or 3. The Plan will adopt the disclosure changes effective January 1, 2010, except for the disaggregated Level 3 rollforward disclosures, which will be effective for fiscal year 2011. The adoption of these changes is not expected to have a material impact on the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
2. Description of the Plan
The Allegheny Technologies Retirement Savings Plan (the Plan) is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The purpose of the Plan is to provide retirement benefits to eligible employees through Company contributions and to encourage employee thrift by permitting eligible employees to defer a part of their compensation and contribute such deferral to the Plan. The Plan allows employees to contribute a portion of eligible wages each pay period through payroll deductions subject to Internal Revenue Code limitations. Depending on participants’ years of service, qualifying employee contributions are matched by the respective employing companies, which are Allegheny Technologies Incorporated (ATI, the Plan Sponsor) and affiliates of ATI, up to 4% of participants’ salary. In addition, the respective employing companies contribute 6.5% of participants’ monthly pensionable earnings, as described in the Plan, and in addition contribute $43.34 per month per participant. With respect to participants who are members of the Salaried Union Office & Technical (Local 1196-1) Agreement, the Plan was amended on January 1, 2004, to provide an employer contribution of $0.50 for each hour worked by the participant, and on June 1, 2004, to provide that the employer match and the employer contributions of 6.5% of participants’ monthly pensionable earnings and $43.34 per month were eliminated. The Plan allows participants to direct their contributions, and contributions made on their behalf, to any of the investment alternatives. Unless otherwise specified by the participant, employer contributions are made to the State Street Target Retirement Fund that most closely matches the participant’s 65th birthday date (e.g., State Street Target Retirement Income 2020 SL Series Fund).
Separate accounts are maintained by the Plan Sponsor for each participating employee. Trustee fees and asset management fees charged by the Plan’s trustee, Mercer Trust Company, for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the Plan Sponsor.
Participants may make “in-service” and hardship withdrawals as outlined in the plan document.
Active employees can borrow up to 50% of their vested account balances minus any outstanding loans. The loan amounts are further limited to a minimum of $1,000 and a maximum of $50,000, and an employee can obtain no more than three loans at one time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of the loan. General purpose loans are repaid over 6 to 60 months, and primary residence loans are repaid over periods up to 180 months. Payments are made by payroll deductions.
Further information about the Plan, including eligibility, vesting, contributions, and withdrawals, is contained in the plan documents, summary plan description, and related contracts. These documents are available from the Plan Sponsor.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
The BNY Mellon Stable Value Fund (the Fund) invests in guaranteed investment contracts (GICs) and actively managed structured or synthetic investment contracts (SICs). The GICs are promises by a bank or insurance company to repay principal plus a fixed rate of return through contract maturity. SICs differ from GICs in that there are specific assets supporting the SICs and these assets are owned by the Plan. The bank or insurance company issues a wrapper contract that allows participant-directed transactions to be made at contract value. The assets supporting the SICs were comprised of government agency bonds, corporate bonds, asset-backed securities (ABOs), and collateralized mortgage obligations (CMOs).
Interest crediting rates on the GICs in the Fund are determined at the time of purchase. The Fund had no GIC investments for the periods presented. Interest crediting rates on the SICs are either: (1) set at the time of purchase for a fixed term and crediting rate, (2) set at the time of purchase for a fixed term and variable crediting rate, or (3) set at the time of purchase and reset monthly within a “constant duration.” A constant duration contract may specify a duration of 2.5 years, and the crediting rate is adjusted monthly based upon quarterly rebalancing of eligible 2.5 year duration investment instruments at the time of each resetting; in effect the contract never matures.
Average yields for all fully benefit-responsive investment contracts for the years ended December 31, 2009 and 2008 were as follows:

	Years Ended December 31
	2009	2008
Based on actual earnings	3.67%	4.67%
Based on interest rate credited to participants	3.55%	4.56%
There are no reserves against contract value for credit risk of the contract issuer or otherwise.
Although it is management’s intention to hold the investment contracts in the Fund until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.
Certain investments are subject to restrictions or limitations if the Plan Sponsor decided to entirely exit the investments. Investments in registered investment companies and the Fund require at least 30 days prior notice to completely withdraw from the investments. The targeted date fund investments held in common collective trusts currently require the prior approval of the investment manager if the Plan Sponsor decided to entirely exit these investments.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments (continued)
The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2009	2008
Allegheny Technologies Incorporated common stock	$24,860,857	$11,495,186
American Funds Growth Fund of America	21,630,910	16,028,565
BlackRock Asset-Backed Securities Index Fund***	21,306,579	17,715,591
Alliance Bernstein Small Mid Cap Value Fund*	15,194,696	8,214,128
State Street Global Advisors S&P 500 Flagship SL Fund*	14,094,515	11,336,458
American Funds Europacific Growth Fund*	14,083,886	9,298,368
BlackRock Mortgage-Backed Securities Index Fund***	14,051,837	13,299,361
BlackRock Intermediate Term Credit Bond Index Fund**, ***	7,093,629	16,121,927

*	Prior year presented for comparative purposes only

**	Current year presented for comparative purposes only

***	Held within SICs
Investments in SICs at contract value that represent 5% or more of the Plan’s net assets were as follows:

	December 31
	2009	2008
Monumental Life Ins. Co. Constant Duration SIC	$28,033,321	$27,186,516
Rabobank Constant Duration SIC	27,365,955	26,543,836
State Street Constant Duration SIC	15,095,377	14,640,638
Bank of America Fixed Maturity SIC*	10,096,992	13,439,664

*	Current year presented for comparative purposes only
4. Fair Value Measurements
In accordance with accounting standards, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value.
The accounting standards establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Determination of Fair Value
Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models may also incorporate transaction details, such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.
Valuation Hierarchy
The three levels of inputs to measure fair value are as follows:
Level 1 — Quoted prices in active markets for identical assets and liabilities.
Level 2 — Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
Valuation Methodologies
The valuation methodologies used for assets and liabilities measured at fair value, including their general classification based on the fair value hierarchy, includes the following:
•	Cash and cash equivalents — where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate common stocks — these investments are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all other common stock is classified within Level 1 of the valuation hierarchy.

•	Common collective trust funds — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in a market that is not active and classified within Level 2 of the valuation hierarchy.

•	Registered investment companies — these investments are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Where the NAV is a quoted price in a market that is active, it is classified within Level 1 of the valuation hierarchy. In certain cases, NAV is a quoted price in a market that is not active, or is based on quoted prices for similar assets and liabilities in active markets, and these investments are classified within Level 2 of the valuation hierarchy.

•	Corporate debt instruments, U.S. government and federal agency obligations, U.S. government-sponsored entity obligations, and other — where quoted prices are available in an active market, the investments are classified within Level 1 of the valuation hierarchy. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. When quoted market prices for the specific security are not available in an active market, they are classified within Level 2 of the valuation hierarchy.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)
•	Synthetic investment contracts — fair value is based on the underlying investments. The underlying investments include government agency bonds, corporate bonds, ABOs and CMOs. Because inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, synthetic investment contracts are classified within Level 2 of the valuation hierarchy.

•	Loans to plan participants — valued at cost plus accrued interest, which approximates fair value and are classified within Level 2 of the valuation hierarchy.
The following tables present the financial instruments carried at fair value by caption on the statement of net assets available for benefits and by category of the valuation hierarchy (as described above). The Plan had no assets classified within Level 3 of the valuation hierarchy. There were no reclassifications of assets between levels of the fair value hierarchy for the periods presented.
Assets measured at fair value on a recurring basis:

December 31, 2009	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$96,691,920	$96,691,920
Interest in registered investment companies (c)	86,510,639	—	86,510,639
Interest in common collective trusts (b)	—	58,703,216	58,703,216
Corporate common stock (d)	24,860,857	—	24,860,857
Interest-bearing cash and cash equivalents	10,446,108	—	10,446,108
Participant loans	—	3,472,651	3,472,651

Total assets at fair value	$121,817,604	$158,867,787	$280,685,391

a)	This class includes approximately 13% government agency bonds, 19% corporate bonds, 28% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 26% asset-backed securities.

b)	This class includes approximately 70% target date funds, 24% U.S. equity funds, 2% non-U.S. equity funds, and 4% fixed income funds.

c)	This class includes approximately 43% U.S. equity funds, 19% non-U.S. equity funds, 25% balanced funds, and 13% fixed income funds.

d)	Comprised of ATI common stock.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
4. Fair Value Measurements (continued)

December 31, 2008	Level 1	Level 2	Total

Interest in synthetic investment contracts (a)	$—	$96,180,452	$96,180,452
Interest in registered investment companies (c)	61,373,681	—	61,373,681
Interest in common collective trusts (b)	—	42,464,847	42,464,847
Corporate common stock (d)	11,495,186	—	11,495,186
Interest-bearing cash and cash equivalents	6,553,963	1,871,114	8,425,077
Participant loans	—	2,929,458	2,929,458

Total assets at fair value	$79,422,830	$143,445,871	$222,868,701

a)	This class includes approximately 11% government agency bonds, 17% corporate bonds, 33% residential mortgage-backed securities, 14% commercial mortgage-backed securities, and 25% asset-backed securities.

b)	This class includes approximately 67% target date funds, 27% U.S. equity funds, 1% non-U.S. equity funds, and 5% fixed income funds.

c)	This class includes approximately 44% U.S. equity funds, 18% non-U.S. equity funds, 26% balanced funds, and 12% fixed income funds.

d)	Comprised of ATI common stock.
5. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 4, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan was most recently amended and restated effective June 1, 2009 to conform with certain provisions of the Pension Protection Act of 2006 and other regulations, and in January 2010 an Application for Determination was filed with the IRS with respect to said amendment and restatement.
6. Plan Termination
Although it has not expressed any intent to do so, the employing companies have the right under the Plan to discontinue their contributions at any time and to terminate their respective participation in the Plan subject to the provisions of ERISA. However, no such action may deprive any participant or beneficiary under the Plan of any vested right.

Allegheny Technologies Retirement Savings Plan
Notes to Financial Statements (continued)
7. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risk such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31
2008
Net assets available for benefits per the financial statements	$229,135,979
Deemed distribution of benefits to participants	(203,157)

Net assets available for benefits per the Form 5500	$228,932,822

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2009:

Benefits paid to participants per the financial statements	$11,404,618
Less: Amounts allocated on Form 5500 to deemed distributions for the year ended December 31, 2008	(203,157)

Benefits paid to participants per the Form 5500	$11,201,461

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394            Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Interest-bearing cash and cash equivalents
TBC Pooled Emp. Daily Fund	$10,446,108
Adjustment from fair to book value	1,925

$10,448,033

Registered Investment Companies
Alliance Bernstein Small Mid Cap Value Fund	$15,194,696
American Funds Europacific Growth Fund	14,083,886
American Funds Growth Fund of America	21,630,910
MFS Value Fund	8,377,664
MSIF Small Company Growth Fund	12,611,281
Vanguard Total Bond Index Fund	9,364,923
Vanguard Inflation Protected Securities Fund	927,536
Federated Money Market Fund	609,941

82,800,837

Self-directed accounts
American Beacon International Equity Fund	16,433
American Century Equity Growth Fund	38,675
American Century Utilities Fund	16,739
Barron Asset Fund	11,153
Baron Growth Fund	5,340
Federated Kaufmann Fund Class K	186,891
Gamco Global Growth Fund	5,194
Gamco Growth Fund	36,734
Janus Contrarian Fund	60,357
Janus Enterprise Fund	92,420
Janus Global Technology Fund	24,642
Janus Global Life Sciences Fund	28,366
Janus Growth & Income Fund	89,610
Janus Forty Fund	8,346
Janus Twenty Fund	42,066
Janus Worldwide Fund	51,881
Jensen Portfolio	48,802
Mutual Global Discovery	25,458
Oakmark Equity & Income Fund	18,290
Oil & Gas Ultrasector Profund	5,805
Perkims Mid Cap Value Fund	28,900
Pimco PIMS Real Return Fund	25,365
Precious Metals Ultra Sector Profund	3,264
Technology Ultrasector Profund	5,233
UltraChina Profound	8,073
Ultradow 30 Profund	10,233
UltraLatin America Fund	7,038

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394            Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Ultrashort Small-Cap Profound	88,578
Vanguard Equity Income Fund	15,293
Vanguard Energy Fund	113,826
Vanguard Growth Index Fund	6,217
Vanguard Windsor II	88,148
AIM Global Health Care Fund	30,367
Ariel Appreciation Fund	20,122
CGM Focus Fund	7,211
CGM Realty Fund	20,258
Direxion Monthly Nasdaq 100 Bear 2X Fund	1,000
Direxion Monthly Developed Markets Bear 2X Fund	1,248
Direxion Monthly Commodity Bull 2X Fund	1,976
Dodge & Cox International Fund	24,952
Dodge & Cox Income Fund	15,586
Dodge & Cox Stock Fund	3,193
Dreyfus Basic S & P 500 Index	5,111
Dreyfus Disciplined Stock Fund	7,572
Dreyfus Intermediate Term Income Fund	10,012
Dreyfus Technology Growth Fund	42,878
DWS High Income Plus Fund	13,267
FBR Gas Utility Index Fund	1,072
Fidelity Canada Fund	42,676
Fidelity Dividend Growth Fund	13,766
Fidelity Growth Company	20,161
Fidelity International Discovery Fund	75,952
Fidelity Leveraged Company Stock Fund	65,946
Fidelity Nordic Countries	33,319
Fidelity Select Banking Portfolio	6,996
Fidelity Select Biotechnology Fund	5,146
Fidelity Select Electronics Fund	16,382
Fidelity Select Gold Fund	70
Fidelity Select Health Care Fund	17,096
Fidelity Select Medical Equipment & Systems Fund	22,227
Fidelity Select Natural Gas Fund	4,457
Fidelity Select Natural Resources	6,177
Fidelity Select Portfolio	16,601
Fidelity Select Software Fund	52,173
Fidelity Select Technology Portfolio Fd	36,519
Fidelity Small Cap Independence Fund	34,579
Fidelity Growth Strategies Fund	1,703
Financial Ultrasector Profund	7,317
Harbor Fund Investor Class	30,267
Harbor Bond Fund Institutional Class	33,174
Icon Materials Fund	28,284
Internet Ultrasector Profund	6,588

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394            Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Invesco Global Health Care Fund	37,289
Invesco Technology Fund Investor Class	2,650
Janus Fund Class T	34,492
Janus Research Fund	42,829
Janus Global Opportunities Fund	22,917
Janus Orion Fund	195,047
Lazard Emerging Markets Portfolio	26,996
Loomis Sayles Bond Fund	70,556
Lord Abbett Mid-Cap Value Fund	5,897
Marsico Growth Fund	40,446
Masters Select International Fund	23,038
MFS Mid-Cap Growth Fund	12,729
Old Mutual Focused Fund	12,871
Old Mutual Strategic Small Company Fund	47
Permanent Portfolio Fund	10,067
Pimco All Asset Fund	60,448
Pimco Commodity Real Return Strategy Fund	25,254
Pimco High Yield Fund	28,122
Pimco Total Return Fund	45,071
Royce Opportunity Fund	1,348
Royce Pennsylvania Mutual Fund	8,064
Royce Special Equity Fund	15,989
RS Small Cap Growth Fund	31,947
RS Large Cap Alpha Fund	39,695
Rydex Inverse S&P 500 2X Strategy Fund	57,281
T. Rowe Price International Growth & Income Adv.	7,726
T. Rowe Price Blue Chip Growth	7,278
T. Rowe Price Capital Appreciation	93,581
T. Rowe Price Equity Income	8,192
T. Rowe Price Health Sciences	16,062
T. Rowe Price Latin America	73,324
T. Rowe Price Midcap Growth Fund	21,886
T. Rowe Price New Asia	13,407
T. Rowe Price Real Estate	7,649
T. Rowe Price Science and Technology Fund	43,446
T. Rowe Price New Era	11,568
T. Rowe Price Emerging Europe & Mediterranean	8,271
The Fairholme Fund	16,831
The Growth Fund of America	8,158
Third Avenue Real Estate Value Fund	8,353
Third Avenue Value Fund	10,740
UltraEmerging Markets Profund	9,361
Vanguard 500 Index Fund	22,696
Vanguard High Yield Corp Bond Fund	6,290
Vanguard Short-Term Inv Grade Fund	8,390

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394            Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Vanguard International Value	107,952
Vanguard Precious Metals & Mining Fund	46,486
Vanguard Primecap Core Fund	14,368
Vanguard Small-Cap Growth Index Fund	6,005
Vanguard Strategic Equity Fund	13,869
Vanguard Total International Stock Index Fund	5,481
Vanguard Total Stock Market Index Signal Fund	9,916
Vanguard Total Bond Fund	36,475
Vanguard Wellington Fund	70,195
Wasatch Heritage Growth Fund	11,287
Wasatch Strategic Income Fund	6,137
Wells Fargo Advantage	130,502
Cash balance liability	59

Total Self-Directed Accounts	3,709,802

Total Registered Investment Companies	$86,510,639

Corporate Common Stock
Allegheny Technologies Incorporated*	$24,860,857

Common Collective Trusts
Mellon Stable Value Fund of the Bank of New York Mellon	$2,323,405
Adjustment from fair to book value	(33,447)
State Street Global Advisors Target Retirement Income SL Series Fund	2,620,136
State Street Global Advisors Target Retirement Income 2010 SL Series Fund	1,667,102
State Street Global Advisors Target Retirement Income 2015 SL Series Fund	7,642,609
State Street Global Advisors Target Retirement Income 2020 SL Series Fund	10,544,588
State Street Global Advisors Target Retirement Income 2025 SL Series Fund	6,823,431
State Street Global Advisors Target Retirement Income 2030 SL Series Fund	5,522,717
State Street Global Advisors Target Retirement Income 2035 SL Series Fund	2,388,737
State Street Global Advisors Target Retirement Income 2040 SL Series Fund	1,321,109
State Street Global Advisors Target Retirement Income 2045 SL Series Fund	1,994,085
State Street Global Advisors Target Retirement Income 2050 SL Series Fund	623,959
State Street Global Advisors S&P 500 Flagship SL Fund	14,094,515
State Street Global Advisors Daily MSCI ACWI Ex-US Index SL Series Fund	1,136,823

$58,669,769

Fixed Maturity Synthetic Contracts
CMBS, BACM 2002-2 A3	$942,491
CMBS, BACM 2005-3 A3A	1,131,528
Freddie Mac, FHR 2627 BU	111,881
Freddie Mac, FHR 2640 TL	302,086
Freddie Mac, FHR 2715 ND	477,759
Freddie Mac, FHR 2760 EB	530,924
Freddie Mac, FHR 2786 PC	304,853

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394            Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

Freddie Mac, FHR 2865 PQ	1,212,070
Freddie Mac, FHR 2866 XD	1,397,303
Freddie Mac, FHR 2870 BD	902,886
Freddie Mac, FHR 2888 OW	665,823
GNMA Project Loans, GNR 06-51 A	1,021,683
Auto Valet 2008-2 A3A	1,438,264
Bank of America, N.A. Wrap contract	(342,559)

Bank of America, N.A. Fixed Maturity Synthetic Contract 03-040	10,096,992

Auto, BASAT 06-G1 A4	584,397
CMBS, CDCMT 2002-FX1D1895488.82	955,153
Rate Redu Bonds, CNP 05-1 A2	1,245,650
Freddie Mac, FHR 2631 LB	335,955
Freddie Mac, FHR 2681 PC	533,063
Freddie Mac, FHR 2778 KR	281,026
Freddie Mac, FHR 2981 NB	1,081,581
Freddie Mac, FHR 2891 NB	951,863
CMBS, MLMT 05-CIP1 A2	1,826,398
CMBS, MLMT 05-CKI1 A2	918,743
CMBS, CD05-CD1 A2 FX	458,256
State Street Bank Wrap contract	(239,032)

State Street Bank Fixed Maturity Synthetic Contract 105028	8,933,053

CMBS, BSCMS 05-T18 A2	668,035
Freddie Mac, FHR 2663 ML	660,059
Freddie Mac, FHR 2763 PC	744,179
Freddie Mac, FHR 2921 NV	636,567
Freddie Mac, FHR 2934 OC	949,695
CMBS, JPMCC 05-LDP2 A2	773,791
Natixis Financial Products Wrap contract	(64,763)

Natixis Financial Products Fixed Maturity Synthetic Contract #1245-01	4,367,563

Total Fixed Maturity Synthetic Contracts	$23,397,608

Variable Rate Synthetic Contracts
Natixis Financial Products	$1,887,393
Natixis Wrap Contract	(65,096)

Total Variable Rate Synthetic Contracts	$1,822,297

Constant Duration Synthetic Contracts
BlackRock, 1-3 Year Government Bond Index Fund	$2,674,087
BlackRock, 1-3 Year Credit Bond Index Fund	4,242,621
BlackRock, Asset-Backed Sec Index Fund	8,478,882

Allegheny Technologies Retirement Savings Plan
EIN: 25-1792394            Plan: 004
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)
December 31, 2009

Description	Current Value

BlackRock, Comm Mortgage-Backed Sec Fund	2,134,657
BlackRock, Int Term Credit Bond Index Fund	2,822,887
BlackRock, Int Term Government Bond Index Fund	1,812,086
BlackRock Global Investors, Long Term Government Bond Index Fund	401,831
BlackRock, Mortgage-Backed Sec Index Fund	5,591,882
Monumental Life Ins. Co. Wrap contract	(125,612)

Monumental Life Ins. Co. Constant Duration Synthetic Contract MDA00413TR	28,033,321

BlackRock, 1-3 Year Government Bond Index Fund	2,605,731
BlackRock, 1-3 Year Credit Bond Index Fund	4,134,169
BlackRock, Asset-Backed Sec Index Fund	8,262,145
BlackRock, Comm Mortgage-Backed Sec Fund	2,080,093
BlackRock, Int Term Credit Bond Index Fund	2,750,726
BlackRock, Int Term Government Bond Index Fund	1,765,765
BlackRock, Long Term Government Bond Index Fund	391,559
BlackRock, Mortgage-Backed Sec Index Fund	5,448,941
Rabobank Wrap contract	(73,174)

Rabobank Constant Duration Synthetic Contract ATI060301	27,365,955

BlackRock, 1-3 Year Government Bond Index Fund	1,439,893
BlackRock, 1-3 Year Credit Bond Index Fund	2,284,488
BlackRock, Asset-Backed Sec Index Fund	4,565,552
BlackRock, Comm Mortgage-Backed Sec Fund	1,149,431
BlackRock, Int Term Credit Bond Index Fund	1,520,016
BlackRock, Int Term Government Bond Index Fund	975,739
BlackRock, Long Term Government Bond Index Fund	216,370
BlackRock, Mortgage-Backed Sec Index Fund	3,011,014
State Street Bank Wrap contract	(67,126)

State Street Bank Constant Duration Synthetic Contract 107073	15,095,377

Total Constant Duration Synthetic Contracts	$70,494,653

Participant loans* (4.25% to 9.75%, with maturities through 2024)	$3,472,651

*	Party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGHENY TECHNOLOGIES INCORPORATED

ALLEGHENY TECHNOLOGIES RETIREMENT SAVINGS PLAN

Date: June 25, 2010	By:	/s/ Dale G. Reid

Dale G. Reid
Vice President-Controller, Chief Accounting Officer and Treasurer
(Principal Accounting Officer and Duly Authorized Officer)